Exhibit (a)(31)

SUPERIOR COURT OF FULTON COUNTY

STATE OF GEORGIA

CITY OF WORCESTER RETIREMENT SYSTEM, On Behalf of Itself and All Other Similarly Situated Shareholders of Radiant Systems, Inc.,

Plaintiff,

v.

ALON GOREN, JOHN H. HEYMAN, DONNA A. LEE, JAMES S. BALLOUN, J. ALEXANDER DOUGLAS, JR., MICHAEL Z. KAY, WILLIAM A. CLEMENT, JR., PHILIP J. HICKEY, JR., NICK SHREIBER, RADIANT SYSTEMS, INC., NCR CORP., and RANGER ACQUISITION CORP.,

Defendants.

Civil Action No. 2011 CV 203297

CLASS ACTION COMPLAINT

1. Plaintiff City of Worcester Retirement System (“Plaintiff”), on behalf of itself and all other similarly situated public shareholders (the “Class”) of Radiant Systems, Inc. (“Radiant” or the “Company”), by its attorneys, makes the following allegations against Radiant, the members of Radiant’s Board of Directors (the “Radiant Board” or the “Board”), Ranger Acquisition Corporation (“Ranger”), and NCR Corporation (together with Ranger, “NCR”) (collectively, the “Defendants”), in support of Plaintiff’s claims challenging Defendants’ conduct with regard the proposed buyout of all of Radiant’s outstanding shares by NCR (the “Proposed Transaction”).

on information and belief (including the investigation of counsel and review of publicly-available information) as to all other matters stated herein.

NATURE OF THE ACTION

2. This is a stockholder class action brought by Plaintiff on behalf of itself and the public shareholders of Radiant against the Company, certain of its officers and directors, and NCR to enjoin the Proposed Transaction.

3. On July 11, 2011, NCR and Radiant issued a joint press release (the “Joint Press Release”) announcing that Radiant had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NCR, pursuant to which NCR would commence a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of the common stock of Radiant for $1.2 billion in cash, or $28.00 per share (the “Offer Price.”). The Joint Press Release also stated that the Proposed Transaction is expected to close in the third quarter of 2011, and has been approved by the boards of directors of both Radiant and NCR.

4. In addition, pursuant to a voting agreement dated July 11, 2011, and annexed as an exhibit to the Merger Agreement (the “Voting Agreement”), certain Radiant officers and directors who collectively own approximately 10 percent of the Company’s outstanding common stock have already agreed to tender their shares into the Tender Offer. Thus, while adoption of the Merger Agreement is subject to the condition that a majority (51%) of Radiant’s outstanding shares have been tendered, 10 percent of the Company’s shares are already pre-determined to be tendered. As a result, a tender by Radiant’s minority shareholders is already proven less meaningful because NCR only needs approximately 40 percent of the remaining shareholders to tender their shares into the Tender Offer.

5. Because the Proposed Transaction is an all-cash sale, the Radiant Board is required to take reasonable steps to maximize shareholder value as shareholders are being forever cashed-out of the majority of their investment in the Company.

6. Unfortunately, the Offer Price is inadequate and substantially undervalues Radiant. The Offer Price of $28 per share represents a premium of only 30.54 percent to the $21.45 per share that Radiant’s stock closed at on July 11, 2011, prior to the issuance of the Joint Press Release.

7. The Offer Price is also inadequate because it fails to take into account Radiant’s impressive revenue growth in recent years. As noted by NCR Chairman and CEO William Nuti (“Nuti”), “Radiant Systems has delivered 15 percent compounded annual revenue growth over the last five years, along with impressive margin expansion as a result of the high customer demand for its expansive software offerings.” Radiant’s revenue continued to grow steadily in 2010, increasing significantly with each quarter.

8. Importantly, the Radiant Board agreed to the Proposed Transaction at a time when Radiant is poised to continue its exceptional growth. Analysts estimate that that Radiant will earn $384.97 million in revenue for the fiscal year 2011, an increase of 10.6 percent over 2010.

9. Rather than allowing the Company to trade freely as a standalone entity and continue its pattern of revenue growth, the Radiant Board allowed NCR to acquire the Company at the unfair Offer Price through agreeing to the Proposed Transaction.

10. Not only is the Offer Price facially inadequate, but the Offer Price is the product of a flawed process during which the Radiant Board made no meaningful attempt to generate interest from other buyers or otherwise maximize value for Radiant’s shareholders. Upon information and belief, the Radiant Board focused exclusively on a sale to NCR, and failed to undertake any exploration of interest by other potential purchasers before agreeing to the Proposed Transaction.

11. Moreover, the Proposed Transaction promises Radiant’s officers and Board members certain benefits that motivated the Board to approve, and continue to motivate the Board to support, the Proposed Transaction. Specifically, the Merger Agreement states that Radiant’s Chief Executive Officer (“CEO”), John H. Heyman (“J. Heyman”), and Radiant’s Chairman of the Board, Alon Goren (“Goren”), each entered into a two-year non-competition agreement with Radiant and NCR that will be effective upon closing of the Proposed Transaction. Radiant’s Senior Executive Change in Control Severance Plan (the “CIC Plan”) entitle J. Heyman and Goren to financial windfalls upon termination following a change in control. Additionally, J. Heyman assisted his brother, Andrew S. Heyman (“A. Heyman”), Radiant’s Chief Operating Officer (“COO”) in securing a lucrative retention agreement (the “Retention Agreement”) with the combined company. Finally, many of Radiant’s Board members hold restricted stock units (“RSUs”) or stock options that will vest immediately upon consummation of the Proposed Transaction.

12. To ensure consummation of the Proposed Transaction, the Radiant Board gave NCR a host of deal protections, including a “no solicitation” provision, unlimited matching rights, and a termination fee of $35.68 million.

13. Radiant and NCR structured the Proposed Transaction as a Tender Offer so that it could close within a month of the deal’s announcement. This effectively eliminates the prospect of a competing bid because no interested suitor can arrange financing, present a “Superior Proposal” sufficient to allow the Radiant Board to provide it with due diligence, complete and digest the due diligence, and finalize the terms of the competing transaction within this compressed time period. To further guarantee an expedited timeframe to closing, the Radiant Board further granted NCR a “Top-Up Option” that allows Defendants to avoid the prolonged process of a shareholder vote.

14. For these reasons and others set forth in detail herein, Defendants have violated their fiduciary duties of due care, good faith, fair dealing, candor, and loyalty (or aided and abetted breaches of fiduciary duties by the other Defendants) in negotiating and approving the Proposed Transaction.

15. Plaintiff seeks to enjoin, preliminarily and permanently the Proposed Transaction, and, in the event the Proposed Transaction is consummated, recover damages as a result of the violations of law alleged herein.

PARTIES

16. Plaintiff City of Worcester Retirement System is, and was at all times relevant hereto, a stockholder of Radiant common stock.

17. Defendant Radiant is incorporated under the laws of the State of Georgia, with headquarters located at 3925 Brookside Parkway Alpharetta, GA 30022. Founded in 1985, Radiant provides enterprise-wide technology and services, such as retail automation systems, to hospitality and retail industries around the world. The Company’s customers include leading brands and venues in the restaurant and food service, sports and entertainment, petroleum and convenience, and specialty retail markets, including Exxon Mobil, Kroger, and Nordstrom. Radiant’s stock trades on the NASDAQ Global Select Market under the ticker symbol “RADS.”

18. Defendant Alon Goren (“Goren”), one of the founders of the Company, has served as the Chairman of the Board and as Chief Technology Officer of the Company since its inception in 1985. He became sole Chairman of the Board in January 2004.

19. Defendant John H. Heyman (“J. Heyman”) has served as a director since June 1996 and as Chief Executive Officer (“CEO”) of the Company since January 2002. He also served as Chief Financial Officer (“CFO”) from September 1995 to January 2003, and as Executive Vice President from September 1995 to December 2001.

20. Defendant Donna A. Lee (“Lee”) has served as a director of the Company since March 2007. She is a member of the Compensation Committee and the Audit Committee.

21. Defendant James S. Balloun (“Balloun”) has served as a directors since April 1997. He is the Chairman of the Nominating and Corporate Governance Committee.

22. Defendant J. Alexander Douglas, Jr. (“Douglas”) has served as a director of the Company since August 2001. He is a member of the Compensation Committee and the Nominating and Corporate Governance Committee.

23. Defendant Michael Z. Kay (“Kay”) has served as a director of the Company since April 2002. He is the Chairman of the Compensation Committee and is a member of the Audit Committee.

24. Defendant William A. Clement, Jr. (“Clement”) has served as a director since April 2005. He is the Chairman of the Audit Committee and is a member of the Nominating and Corporate Governance Committee.

25. Defendant Philip J. Hickey, Jr. (“Hickey”) has served as a director of the Company since February, 2011. He is a member of the Audit Committee.

26. Defendant Nick Shreiber (“Shreiber”) has served as a director since March, 2011. He is a member of the Compensation Committee.

27. The Defendants enumerated in paragraphs 17-25 above are referred to herein collectively as the “Director Defendants.” By reason of their positions, the Director Defendants owe fiduciary duties of loyalty, due care, good faith, fair dealing, and candor to Radiant’s shareholders.

28. Defendant NCR is incorporated under the laws of the State of Maryland with headquarters in Duluth, Georgia. Founded in 1884, NCR Corporation provides technologies and services that help businesses primarily in the financial services industry. NCR offers self-service technologies, such as ATMs and self-check-in airport kiosks. NCR’s stock trades on the New York Stock Exchange under the ticker symbol “NCR.”

29. Defendant Ranger, a wholly owned subsidiary of NCR, is a Georgia corporation into which Radiant is to be merged pursuant to the Merger Agreement.

JURISDICTION AND VENUE

30. Defendant NCR is a Maryland corporation registered to do business in the State of Georgia with its registered office located in Fulton County.

31. The Defendants are joint tortfeasors.

32. Jurisdiction and venue are proper in this Court.

CLASS ACTION ALLEGATIONS

33. Plaintiff brings this action pursuant to O.C.G.A. § 9-11-23, on behalf of itself and all other stockholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions, as more fully described herein.

34. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. As of April 22, 2011, there were 40,159,610 shares of Radiant common stock outstanding. Upon information and belief, Radiant common stock is owned by thousands of shareholders of record nationwide.

(b) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

(c) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

(d) To the extent Defendants take further steps to effectuate the Proposed Transaction, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

35. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member, including, among others:

(a) Whether Defendants breached their fiduciary duties of due care, good faith, fair dealing, candor, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

(b) Whether the Proposed Transaction is entirely fair to the members of the Class;

(c) Whether the process implemented and set forth by the Defendants for the Proposed Transaction, including, but not limited to, the Merger Agreement, the negotiations concerning the Merger Agreement, and the proposed shareholder approval process, is entirely fair to the members of the Class;

(d) Whether Radiant and NCR aided and abetted the Director Defendants’ breaches of fiduciary duties of due care, good faith, fair dealing, candor, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein; and

(e) Whether Plaintiff and the other members of the Class would be irreparably harmed if Radiant, the Director Defendants, and NCR are not enjoined from effectuating the conduct described herein.

SUBSTANTIVE ALLEGATIONS

A.	Background Of The Company

36. Radiant was founded in 1985 originally as a New York corporation and was subsequently reincorporated as a Georgia corporation. Radiant is a leading provider of technology solutions for managing site operations in the hospitality and retail industries. The Company conduct business primarily in Africa, Asia, Australia, Europe, Latin America, the Middle East, North America, and South America.

37. The Company’s main product is a point-of-sale (POS) solution, consisting of software and hardware that can be deployed as a touch-screen terminal, self-service kiosk or wireless handheld device. The Company also provides a range of subscription services to its customers, including hosting, online ordering, loyalty promotion, gift card management, and employee theft and fraud prevention.

38. With over 100,000 installations in more than 75 countries worldwide, Radiant’s customers include leading brands and venues in the restaurant and food service, sports and entertainment, petroleum and convenience, and specialty retail markets, including Exxon Mobil,

Kroger, and Nordstrom. The Company has 11 offices in the United States, Europe, Asia and Australia with more than 1,300 employees.

B.	Radiant Is Poised For Growth

39. Although Radiant’s earnings were sluggish in fiscal year 2009 due to the global economic recession, the Company is recovering and emerging from the slump. Indeed, according to the Company’s Form 10-K for the fiscal year 2010 filed on March 11, 2011, Radiant’s revenue grew steadily in 2010, increasing significantly with each quarter: $79.5 million in the first quarter, $87 million in the second quarter, and $89.2 million in the third quarter and $90.6 million in the fourth quarter. These results represent increases of 17.7 percent, 22.3 percent, 25.8 percent, and 16.5 percent, respectively, as compared to the same quarters in the fiscal year 2009.

40. In the fourth quarter of 2010, Radiant reported $0.33 earnings per share (“EPS”), beating the Thomson Reuters consensus estimate by $0.10, and the Company’s quarterly revenue was up 16.5 percent on a year-over-year basis.

41. Radiant has continued to realize impressive gains in 2011. According to the Company’s Form 10-Q for the fiscal quarter ending on March 31, 2011 filed on May 9, 2011, Radiant reported revenue of $87.14 million, which represents an increase of 9.54 percent as compared to the same quarter in the fiscal year 2010.

42. Moreover, the Radiant Board approved the Proposed Transaction at a time when the Company is poised for growth. According to the Joint Press Release, “[t]he hospitality and specialty retail total addressable markets are approximately $8 billion in size and under-penetrated by industry leaders.”

43. Analysts expect that Radiant will enjoy continued success. An average of seven analyst estimates found on www.finance.yahoo.com provides that the Company will earn revenue of $96.29 million for the second quarter of 2011 and $98.74 million for the third quarter of 2011. These forecasts represent increases of 10.6 percent and 10.63 percent, respectively, as compared to the same quarters in the fiscal year 2010. Similarly, an average of even analyst estimates found on the same website predict that Radiant will earn $384.97 million in revenue for the fiscal year 2011 ending on December 31, 2011, an increase of 10.6 percent over the prior year.

44. Similarly, the Joint Press Release touted Radiant’s “impressive margin expansion as a result of the high customer demand for its expansive software offerings.”

45. As financial commentator The Street noted:

[Radiant’s] strengths can be seen in multiple areas, such as its revenue growth, largely solid financial position with reasonable debt levels by most measures, solid stock price performance, impressive record of earnings per share growth and compelling growth in net income. Although no company is perfect, currently we do not see any significant weaknesses which are likely to detract from the generally positive outlook.

(emphasis added).

46. The Radiant Board and NCR are thus well aware of Radiant’s impressive financial performance and its expected future growth. As such, they are also aware that the $28 per share proposed Offer Price grossly undervalues the Company.

C.	The Proposed Transaction Is Financially Unfair to Radiant’s Public Shareholders

47. On July 11, 2011, Radiant and NCR issued the Joint Press Release. The Joint Press Release stated in pertinent part:

NCR Corporation (NYSE: NCR) and Radiant Systems, Inc. (NASDAQ: RADS) today announced a definitive agreement for NCR to acquire Radiant Systems, . . . through a cash tender offer of $28.00 per Radiant Systems share. The equity purchase price of $1.2 billion has been approved by the boards of directors of each company. NCR and Radiant Systems currently anticipate the transaction will close during the third quarter of 2011, subject to regulatory approval.

48. The Merger Agreement states that Radiant retained Jefferies & Company, Inc. (“Jefferies”), and SunTrust Robinson Humphrey, Inc (“SunTrust”) as financial advisors in connection with the Proposed Transaction. Jefferies provided a fairness opinion to the Radiant Board on July 11, 2011. Curiously, SunTrust did not render a fairness opinion.

49. Based on a preliminary valuation using publicly available information, the Offer Price is unfair and inadequate because, among other things, the $28 per share Offer Price represents a premium of only 30.54 percent to the closing price of the Company’s stock on the last full day of trading before the Proposed Transaction was announced. The intrinsic value of Radiant is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability, and established markets. The Offer Price is additionally unfair and inadequate in that Radiant’s shareholders are being forever cashed out of the majority of their investment.

50. The Offer Price fails to provide Radiant’s shareholders with adequate consideration for the synergies that NCR has acknowledged will be realized as a result of the Proposed Transaction. As Nuti explained in a July 11, 2011, conference call with analysts and investors:

The combination is expected to provide substantial financial benefits as well. It is expected to deliver ongoing annual synergies in the $50 million range, and multiple avenues for revenue synergies. The deal is expected to be accretive in year one on a non-GAAP basis, and fully syncs with our stated financial drivers, revenue growth, gross margin NPOI and non-GAAP EPS expansion.

*        *        *

[C]ost synergy opportunities have been identified in varying degrees throughout our administrative and operational processes. In 2012, we anticipate generating $20 million to $30 million in pre-tax cost savings, as we eliminate Radiant’s public reporting requirements, and begin to execute on integration. . . . There are significant synergies, and we know what it will take to achieve them.

(emphasis added).

51. The inadequacy of the Proposed Transaction Price is also evidenced by the fact that the Company’s stock is currently trading above the Offer Price—indicating the market’s skepticism of the adequacy of the Offer Price.

52. Moreover, the Merger Agreement does not contain a “go shop” provision, and there is no indication that the Company shopped itself around seeking competing offers. Absent an authentic attempt to market the Company, the Radiant Board, aided and abetted by Radiant and NCR, have neglected their duty to obtain full value for shareholders. Radiant’s Board should not permit NCR to benefit from a sale of the Company without a market check.

D.	The Radiant Board Impermissibly Protected the Proposed Transaction

53. Not only did the Radiant Board fail to take steps to maximize shareholder value in agreeing to the Proposed Transaction, it actually took unreasonable steps to ensure the deal with NCR would be consummated.

54. As an initial matter, the timing of the Tender Offer poses an almost insurmountable obstacle to any potential competing bid. Pursuant to the Merger Agreement, NCR will commence the Tender Offer no later than July 25, 2011, and will remain open for 20 business days thereafter.

55. Consequently, within approximately one month, Radiant may cease to exist as an independent public company. This expedited closing precludes alternative offers for the Company because potential bidders will be unable to conduct meaningful due diligence on Radiant or obtain adequate financing in time to make a Superior Proposal that may be considered by the Radiant Board. This time constraint, combined with the “Top-Up Option,” deal protection devices, and Voting Agreement—all described below—insulates the Proposed Transaction from competing bids.

56. The Radiant Board has safe-guarded the expediency of the Proposed Transaction by providing NCR a “Top-Up Option” that allows Radiant and NCR to avoid the protracted timeframe of a long-form merger. In the event that NCR does not secure the requisite number of shares for a short-form merger pursuant to the Tender Offer, Radiant may issue additional shares for purchase by NCR in order to close the transaction without a shareholder vote. Section 1.3(a) of the Merger Agreement provides in relevant part:

The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 1.3, to purchase at a price per share equal to the Offer Price paid in the Offer up to that number of newly issued Company Shares (the “Top-Up Shares”) equal to the lowest number of Company Shares that, when added to the number of Company Shares owned by Buyer and its Subsidiaries at the time of exercise of the Top-Up Option, shall constitute one share more than 90% of the Company Shares outstanding immediately after the issuance of the Top-Up Shares on a “fully diluted basis” . . . .

57. The Top-Up Option serves no rational purpose other than to facilitate closing of the Proposed Transaction as soon as possible and before shareholders can digest the universe of material information forced upon them in a matter of days.

58. In addition, the Merger Agreement includes a combination of restrictive deal protection devices that collectively are unreasonable and effectively preclude superior bids. Notably, in a Schedule TO filed with the Securities and Exchange Commission on July 12, 2010, Nuti explained that if a competing bid emerged, NCR would “look at [its] options,” but admitted that “there are solid deal protections in place.”

1.	Unfair “No Solicitation” Provision

59. Section 6.2 of the Merger Agreement severely restricts the Board’s ability to enter into discussions and negotiations involving a competing takeover proposal.

60. Section 6.2(a) provides that the Company shall immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a takeover proposal.

61. Section 6.2(a) also provides that the Company and its representatives shall not (i) solicit or otherwise encourage any competing takeover proposal; or:

(ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or otherwise knowingly cooperate in any way with any Person with respect to, any Acquisition Proposal or any inquiries or the making of any proposal that could reasonably be expected to lead to an Acquisition Proposal, or (iii) furnish to any Person any information relating to the Company or any of its Subsidiaries, or afford to any Person access to the business, properties, assets, books, records or other information, or to any personnel, of the Company or any of its Subsidiaries, in any such case that would reasonably be expected to induce the making, submission or announcement of, or encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, or (iv) grant (other than to Buyer or any of its Affiliates or Representatives) any waiver or release under any standstill or similar agreement, or (v) enter into any merger agreement, letter of intent, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement contemplating or otherwise relating to, or that is intended to, or would reasonably be expected to, lead to any Acquisition Proposal.

62. Further, Section 6.2(c) provides that the Company promptly notify NCR of any such competing takeover proposals.

2.	Unlimited Matching Rights

63. Section 6.2(b) of the Merger Agreement provides that Radiant shall give NCR three business days to match any superior competing offer that the Company receives. Specifically, Radiant is required to provide prior written notice to NCR should either the Board intend to change its recommendation or the Company receive an unsolicited superior proposal and intend to terminate the Merger Agreement. Further, prior to approving or recommending any such superior offer or terminating the Merger Agreement, Radiant is required to negotiate to allow NCR to adjust the terms of the Proposed Transaction so that NCR is able to match the terms of the competing superior offer. Once NCR matches the terms of the competing offer, Radiant no longer has the right to terminate the Merger Agreement.

64. The matching rights provision acts to ward off competing offers for the Company, insofar as any potential suitors are deterred from expending the cost and effort of launching a superior proposal in the knowledge that NCR has only to match their offer in order to retain its right to acquire Radiant.

3.	Termination Fee

65. Section 8.5 of the Merger Agreement contains a termination fee provision pursuant to which the Board further reduced the possibility of maximizing shareholder value by agreeing to pay a termination fee of $35.68 million under certain circumstances. The termination fee payable under this provision equals approximately 2.97% of the total value of the Proposed

Transaction—an amount that will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to Radiant’s shareholders.

4.	Voting Agreement

66. Contemporaneously with the Board’s entry into the Merger Agreement, the Company reported that certain Radiant officers and directors, beneficially owning approximately 10% of Radiant’s common shares outstanding, have each entered into a Voting Agreement that requires them to, inter alia, tender their shares of Radiant’s common stock and vote their shares of Radiant’s common stock: (i) in favor of adopting and approving the Merger Agreement; and (ii) against third-party acquisition proposals.

67. Thus, a portion of the Company’s shares are already locked-in to support the Proposed Transaction, thereby rendering minority shareholder input less significant.

E.	Radiant’s Senior Management and the Board
Are Motivated to Support the Proposed Transaction

68. Defendants J. Heyman and Goren each entered into a two-year non-competition agreement with Radiant and NCR that will be effective upon closing of the Proposed Transaction. Radiant’s CIC Plan provides that J. Heyman is entitled to receive approximately $3.44 million, and Alon Goren is entitled to receive approximately $582,000, upon termination following a change in control. Accordingly, Defendants J. Heyman and Goren have strong financial incentives to support the Proposed Transaction.

69. Defendant J. Heyman is further motivated to support the Proposed Transaction as a result of the Retention Agreement that he helped his brother, A. Heyman, secure with NCR. The Retention Agreement provides that if A. Heyman’s employment with Radiant is continued following consummation of the Proposed Transaction for at least 18 months, NCR will pay A. Heyman a bonus of over $400,000.

70. Finally, most of the Director Defendants hold stock options or RSUs that will vest upon consummation of the Proposed Transaction1, and are therefore motivated to support the Proposed Transaction.

COUNT I

Claim for Breach of Fiduciary Duties

Against the Director Defendants

71. Plaintiff repeats and realleges each and every allegation set forth herein.

72. By reason of the Director Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Radiant and owe Plaintiff and the other members of the Class a duty of highest due care, good faith, fair dealing, candor, and loyalty.

73. By virtue of their positions as directors and/or officers of Radiant, the Director Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Radiant to engage in the practices complained of herein.

74. Each of the Director Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly-traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

[1]

Section 4.5 of the Merger Agreement provides that “(i) each unexercised option to purchase Company Shares . . . whether vested or unvested, that is outstanding immediately prior to the Offer Closing Date . . . shall be canceled, with the holder of such Company Option becoming entitled to receive . . . cash,” and that “(ii) at the Offer Closing Date, all forfeiture restrictions on the Company Restricted Shares will lapse and they will be treated in the same manner as other outstanding Company Shares . . .”

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

75. The Director Defendants have violated the fiduciary duties owed to the public shareholders of Radiant’s and have acted to put their personal interests ahead of the interests of Radiant’s shareholders or acquiesced in those actions by fellow Defendants. These Defendants have failed to take adequate measures to ensure that the interests of Radiant’s shareholders are properly protected and have embarked on a process that deters competitive bidding and provides NCR with an unfair advantage by effectively excluding alternative proposals.

76. By the acts, transactions, and courses of conduct alleged herein, these Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their Radiant’s investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted.

77. The Director Defendants have breached their duties of loyalty, due care, good faith, fair dealing, and candor by not taking adequate measures to ensure that the interests of Radiant’s public shareholders are properly protected from overreaching by NCR.

78. By reason of the foregoing acts, practices, and courses of conduct, the Director Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

79. As a result of the actions of Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of Radiant’s stock and businesses, and will be prevented from obtaining a fair price for their common stock.

80. Unless enjoined by this Court, the Director Defendants will continue to breach the fiduciary duties they owe to Plaintiff and the Class and may consummate the Proposed Transaction to the disadvantage of Radiant’s stockholders, without providing sufficient information to enable the Company’s public shareholders to cast informed votes on the Proposed Transaction.

81. The Director Defendants have engaged in self-dealing, acted in bad faith to Plaintiff and the other members of the Class, and breached, and are breaching, fiduciary requirements to the members of the Class.

82. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that these actions threaten to inflict.

COUNT II

Claim Against Radiant and NCR for Aiding and Abetting

the Director Defendants’ Breaches of Fiduciary Duties

83. Plaintiff repeats and realleges each and every allegation set forth herein.

84. The Director Defendants breached their fiduciary duties to the Radiant stockholders by the actions alleged herein.

85. Such breaches of fiduciary duties could not, and would not, have occurred but for the improper action and wrongful conduct of Defendants Radiant and NCR, which, therefore, aided and abetted such breaches through entering into the Proposed Transaction.

86. Radiant and NCR had knowledge that the Director Defendants owed fiduciary duties to the Plaintiff.

87. Defendants Radiant and NCR had knowledge that they were aiding and abetting the Director Defendants’ breaches of fiduciary duties owed to Radiant stockholders.

88. Defendants Radiant and NCR rendered substantial assistance to the Director Defendants in their breaches of their fiduciary duties to Radiant stockholders.

89. As a result of Radiant’s and NCR’s conduct of aiding and abetting the Director Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

90. As a result of the unlawful actions of Defendants Radiant and NCR, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless they are enjoined by the Court, Defendants Radiant and NCR will continue to aid and abet the Director Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of stockholder value and the disclosure of material information.

91. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class, and against the Defendants as follows:

(a) Certifying this case as a Class Action, certifying the proposed Class, and designating Plaintiff and the undersigned counsel as representatives of the Class;

(b) Declaring that the conduct of the Director Defendants in approving the Proposed Transaction and failing to negotiate in good faith with NCR and other acts and omissions set forth herein are breaches of the Director Defendants’ fiduciary duties;

(c) Declaring that Radiant and NCR have aided and abetted the Director Defendants’ breaches of fiduciary duty;

(d) Preliminarily and permanently enjoining the Director Defendants from placing their own interests ahead of the interests of the Company and its shareholders;

(e) Preliminarily and permanently enjoining the Director Defendants from initiating any defensive measures that would inhibit the Director Defendants’ ability to maximize value for Radiant shareholders;

(f) Awarding Plaintiff and the Class appropriate compensatory damages;

(g) Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and

(h) Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

Dated: July 15, 2011	WOOD, HERNACKI & EVANS, LLC

/s/ L. Lin Wood

L. Lin Wood

lwood@whetriallaw.com

State Bar No. 774588

Stacey Godfrey Evans

sevans@whetriallaw.com

State Bar No. 298555

1180 West Peachtree Street

Suite 2400

Atlanta, Georgia 30309

404-891-1402

404-506-9111 (fax)

Local Counsel

LABATON SUCHAROW LLP

Christine S. Azar (DE Bar #4170)

Peter C. Wood, Jr. (DE Bar #5249)

300 Delaware Ave.

Suite 1225

Wilmington, DE 19801

Telephone: (302) 573-2530

Facsimile: (302) 573-2529

cazar@labaton.com

pwood@labaton.com

LABATON SUCHAROW LLP

Christopher J. Keller

Michael W. Stocker

140 Broadway

New York, NY 10005

Telephone: (212) 907-0700

Facsimile: (212) 818-0477

Counsel for Plaintiff City of Worcester Retirement System